Form 10-C

Securities and Exchange Commission
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 and Rule 3a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Commerce
Bancshares, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  1000 Walnut, Kansas
City, Missouri 64106

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  816-234-2000

I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security:  Commerce Bancshares, Inc. Common Stock
     $5 Par Value

2.   Number of shares outstanding before the change:  35,774,542

3.   Number of shares outstanding after the change:  37,565,369

4.   Effective date of change:  11/30/95

5.   Method of change:  5% Stock Dividend

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction:  See above.


12/05/95    s/T. Alan Peschka     Vice President and Secretary
Date      T. Alan Peschka
          Officer's Signature and Title